UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2018

Commission File Number 333-216213

Coca-Cola Bottlers Japan Holdings Inc.
(Translation of registrant’s name into English)

Midtown Tower 11F 9-7-1 Akasaka, Minato-Ku
Tokyo 107-6241 Japan
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ________

Materials Contained in this Report:

1.	Consolidated Financial Summary for Fiscal Year Ended December 31, 2017
2.	Press release titled “Disclosure of the Consolidated Financial Statements under the International Financial Reporting Standards,” dated February 13, 2018
3.	Press release titled “Announcement of the Change of Certified Public Accountant, etc.,” dated February 13, 2018
4.	Press release titled “Matters Related to Controlling Shareholders, etc.,” dated February 13, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Bottlers Japan Holdings Inc.

By:	/s/ Tamio Yoshimatsu
Name:	Tamio Yoshimatsu
Title:	Representative Director & President

Date:  February 13, 2018